# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIOHARVEST SCIENCES INC., CIK 0001723464
CUSIP: 09076J207
Title of class of securities: Common shares, without par value
Address of issuer's principal executive offices: 1140 - 625 HOWE STREET, VANCOUVER, British Columbia Canada (A1), V6C 2T6
Date of event which requires filing of this statement: 08/13/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002056444

## Reporting persons
- Rakib Vivien: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); does not affirm membership in a group (box b); sole voting power 3,033,190; shared voting power 0; sole dispositive power 3,033,190; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: BIOHARVEST SCIENCES INC.
Address of issuer's principal executive offices: 1140 - 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA, V6C 2T6

## Item 2. Person Filing
Name of person filing: Vivien Rakib
Address of principal business office or, if none, residence: 4 Michael Ne eman Apt 28 Tel Aviv, Israel 6958109
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 3033190
Percent of class: 17.5%
Sole power to vote or to direct the vote: 3033190
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3033190
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rakib Vivien: Vivien Rakib, Director (02/11/2025)